FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-151532

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC.
SUPPLEMENT NO. 10
DATED DECEMBER 17, 2010
TO THE PROSPECTUS
DATED APRIL 24, 2009

This prospectus supplement (this “Supplement”) is part of the prospectus of Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company”, “we” or “us”), dated April 24, 2009 (the “Prospectus”). This Supplement No. 10, supplements, modifies or supersedes certain information contained in our Prospectus. Unless otherwise indicated, the information contained herein is current as of the filing date of the prospectus supplement in which the Company initially disclosed such information. This Supplement will be delivered with the Prospectus and Supplement No. 9.

Purpose of this Supplement

The purpose of this Supplement is to:

•	update information on the status of the offering;
•	provide information with respect to the extension of the initial public offering;
•	provide information concerning a wholesaling agreement with ICON Securities Corp.; and
•	provide information concerning a joint venture between ICON Capital Corp. (“ICON Capital”) and our sponsor.

Status of the Offering

As of November 30, 2010, we had received aggregate gross offering proceeds of approximately $32.8 million from the sale of approximately 3.3 million shares in our initial public offering. After allowing for the payment of approximately $2.9 million in selling commissions and dealer manager fees and $3.3 million of other offering expenses, as of November 30, 2010, we had raised aggregate net offering proceeds of approximately $26.6 million.

Extension of the Initial Public Offering

On December 13, 2010, our board of directors approved an extension of our offering of up to 51,000,000 primary shares and up to 6,500,000 shares pursuant to our distribution reinvestment program until the earlier of the sale of all 57,500,000 shares or February 17, 2012. We reserve the right to reallocate the shares of common stock registered in this offering between the primary offering and the distribution reinvestment program. In many states, we will need to renew the registration statement or file a new registration statement to continue the offering for this extended period. We may terminate this offering at any time.

Wholesaling Agreement

On November 12, 2010, the Company and Lightstone Securities Corp. (the “Dealer Manager”), the exclusive dealer manager for the Company’s offering of common stock, entered into a wholesaling agreement with ICON Securities Corp. (“ICON Securities”) pursuant to which ICON Securities will serve as the Company’s wholesaler. Under the agreement, ICON Securities has agreed to identify and introduce to the Company and the Dealer Manager additional selling agents, assist the Dealer Manager with the sale of the Company’s common stock through such additional selling agents, and provide other assistance to the Dealer Manager in connection with the marketing of the Company’s common stock. The Dealer Manager will pay to ICON Securities a distribution fee equal to 3% of the purchase price of the shares of common stock sold by each additional selling agent. In addition, the Dealer Manager has agreed to assign to ICON Securities the Dealer Manager Agreement between the Company and the Dealer Manager. Such assignment is subject to the receipt of a no objections letter from FINRA.

Joint Venture Between our Sponsor and ICON Capital

Our sponsor and ICON Capital, an affiliate of ICON Securities, have entered into a joint venture with respect to our management. Pursuant to the joint venture, ICON Capital has been admitted as a member of Lightstone Value Plus REIT II LLC, the advisor to the Company, and Lightstone SLP II LLC, the holder of the subordinated profits interest in Lightstone Value Plus REIT II LP, the operating partnership of the Company.